March 23, 2026
VIA EDGAR
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:	Ms. Lisa Etheredge
Mr. Robert Littlepage

Re:	Doximity, Inc.
Form 10-K for the Year Ended March 31, 2025
Form 10-Q for the Period Ended December 31, 2025
File No. 001-40508

Dear Ms. Etheredge and Mr. Littlepage:
Doximity, Inc. (the “Company” or “we”) submits this letter in response to the comments from the staff of the Division of Corporation Finance (the “Staff”), Office of Technology, of the U.S. Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2025, filed on May 20, 2025 (the “Form 10-K”) and the Company’s Form 10-Q for the three months ended December 31, 2025, filed on February 5, 2026 (the “Form 10-Q”), as set forth in the Staff’s letter dated February 23, 2026 (the “Comment Letter”), addressed to Siddharth Sitaram.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below the numbered comment. For your convenience, the reproduced Staff comments from the Comment Letter are included and italicized below.
Form 10-K for the Year Ended March 31, 2025
Business, page 3

1.You disclose you had more than 620,000 unique active providers use your clinical workflow tools in the quarter ended March 31, 2025. To enhance comparability for investors, please show us how you intend to revise to define “use” of your clinical workflow tools (for example, clarify the types of activities and useage duration needed for this metric). Please also provide comparable metrics for all periods presented.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that beginning with its Annual Report on Form 10-K for the fiscal year ending March 31, 2026 (the “2026 10-K”) it will provide (i) additional disclosure defining the use of its clinical workflow tools by unique active providers on a quarterly basis and (ii) comparable data on the metric for the prior period.

The following is an example of how the Company expects to provide this additional disclosure, which will be included in the Key Business and Financial Metrics section of Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning with the 2026 10-K.

“Quarterly Unique Active Providers using Workflow Tools. Quarterly unique active providers1 using our Workflow Tools is a key performance indicator of our platform’s adoption and long-term growth potential among providers on our platform. We calculate the number of unique active providers by counting providers who securely login and use any of the following workflow functions on our technology platform during the quarter: placing phone calls or video calls lasting more than 10 seconds, sending voicemails, or sending secure text messages using our Dialer communications tools; sending or receiving faxes; submitting a prompt on Doximity GPT, our HIPAA‑compliant generative AI clinical research tool and writing assistant; conducting research on prescription drugs; reviewing AI responses for our PeerCheck feature; scheduling via our on-call scheduling tool, Amion; or using our HIPAA-compliant ambient note taking tool, Scribe, for a patient visit. Each provider is counted once per quarter, even if they use multiple tools or use them many times.”

	March 31,
	2026	2025
Quarterly unique active providers using our workflow tools	[●]	634,000

If, in the future, the Company adds new functions to its technology platform, it will assess whether those functions affect its methodology for calculating unique active providers and update its disclosures as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business and Financial Metrics, page 46

2.In your earnings calls for the year ended March 31, 2025 and the six months ended September 30, 2025, you make reference to a number of user engagement metrics that are not described or defined in your MD&A. Among the metrics discussed in those earnings calls were:
●Number of quarterly, monthly, weekly and daily active users
●Number of unique newsfeed users
●Number of newsfeed articles read or tapped
●Number of unique active prescribers using workflow tools
●Adoption of AI-driven features

Since user engagement metrics appear to be an important factor management considers in evaluating the business and allocating resources, please show us how you intend to revise to define, quantify and analyze these metrics as part of your MD&A. Refer to SEC Release 33-10751.
1 Providers are health care professionals with clinical / prescribing roles specifically Physicians (MD/DO), Nurse practitioners (NPs), Certified registered nurse anesthetist (CRNAs), Physician assistants (PAs), Pharmacists, and Medical students

RESPONSE: The Company respectfully acknowledges the Staff’s comment and refers the Staff to its response to comment 1 above for future disclosures regarding the number of quarterly unique active providers using its workflow tools. The Company notes that user engagement metrics have been referenced on earnings calls periodically, primarily in response to analyst and investor questions from prior periods, to provide supplemental context regarding platform activity. These references were not intended to convey that management relies on such metrics to evaluate financial condition or allocate resources. The majority of the engagement metrics identified in the Staff's comment were referenced qualitatively, without quantification, over the relevant periods. The one metric that was consistently quantified — the number of unique active providers using workflow tools — is the same metric the Company is committing to disclose in the 2026 10-K as described in its response to comment 1 above, which reflects the Company's view that this metric is a relevant indicator of platform adoption. The Company does not plan on disclosing other user engagement metrics on earnings calls on a go-forward basis since these metrics would not enhance a reader’s understanding of the Company’s financial condition, changes in financial condition and results of operations, as outlined in SEC Release 33-10751.

The Company generates its Marketing Solutions revenue through subscription contracts that provide the right to host customer-sponsored content on its platform and to access the Company’s professional database for referral or marketing purposes during the subscription term. Our customers generally prefer focused marketing campaigns targeted to specific healthcare professionals as opposed to campaigns focused on all users regardless of their role or specialty. As a result, the Company does not believe that engagement metrics are necessary for disclosure in its filings because they do not correlate highly with its subscription revenue from Marketing Solutions which is recognized ratably.

The Company currently utilizes key business and financial metrics disclosed in its Form 10-K and Form 10-Q filings to monitor its ability to retain and grow its business, such as number of customers with at least $500,000 of revenue and net revenue retention rate. In addition, the Company plans to disclose the number of quarterly unique active providers using its workflow tools as noted above. If, in the future, the Company utilizes additional metrics with respect to the Company’s business, we will assess such metric’s materiality, ability to enhance an understanding of the Company’s financial condition and changes in financial condition and results of operations, and include quantitative discussion, as appropriate.

3.You disclose that (as of March 31, 2025) your platform has over two million registered members, including more than 80% of U.S. physicians. We note from your disclosures on page 4 that your platform provides most medical professions with a pre-populated professional profile based on publicly and commercially available third-party data. Please show us how you intend to revise to clarify if the 80% figure includes only actively practicing physicians who have completed your identity and credential verification process or if some other criteria were used. Please also show us how you intend to revise to clarify how the number of registered members compares to the number of quarterly, monthly, weekly and daily active users of your platform.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and confirms that beginning with its 2026 10-K it will provide additional clarifying disclosure regarding the U.S. physicians that are included in the percentage of U.S. physician calculations. The following is an example of how the Company expects to provide this additional disclosure, which will be included in the Business section of the 2026 10-K.

“We are the leading digital platform for U.S. medical professionals, with over [●] registered members2 as of March 31, 2026. Our registered members represent more than [●]% of U.S. physicians, spanning all 50 states and every medical specialty, along with over [●]% of U.S. nurse practitioners and physician assistants, and over [●]% of graduating U.S. medical students. As of March 31, 2026, the total number of U.S. physicians was [●]. We calculate U.S. physicians as all U.S. physicians (MDs/DOs) who are under the age of 76, not retired, hold an active medical license, and have a physician status on the NPI registry. To be included in our calculation of registered members as a percentage of U.S. physicians, we include those U.S. physicians who meet the above criteria and have registered on Doximity by claiming their pre-populated profile or creating a new profile.”

The Company refers the Staff to its response to comment 2 above for a discussion on user engagement metrics. Accordingly, the Company believes additional disclosure of user engagement metrics are not necessary at this time.

Comparison of the Fiscal Years Ended , page 50

4.You indicate that average revenue per existing Marketing Solutions customer increased by 22% during fiscal 2025. In your May 15, 2025 earnings call, your CEO indicated that newsfeed was both your most widely used and most monetized product. Please show us how you intend to revise to provide greater insight to investors about your revenue trends over time by disclosing disaggregated revenues by modules (Newsfeed, Workflow, and Peer) for each period presented. It appears you have this information readily available and that management is actively using it to evaluate your business. Refer to Item 303(b)(2) of Regulation S-K.
2 A registered member is a user who has completed the registration flow on Doximity by either claiming a pre-populated profile or creating a new profile

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the disclosure requirements of Item 303(b)(2) of Regulation S-K, however, the Company does not track or manage revenue at the individual module level, and its financial systems do not have the capability to identify or allocate revenue by module. Although the Company tracks module usage for operational purposes, and available data indicates that the newsfeed module was the most widely used product during the period, management does not use module-level usage data to assess revenue performance. As noted in the Company’s response to comment 2 above, the Company does not believe user engagement metrics correlate highly with revenue. With respect to monetization, while the substantial majority of products sold are deployed via the newsfeed module, it is not feasible to disaggregate revenue tied to newsfeed from overall subscriptions purchased. A significant portion of the Company’s pharmaceutical revenue is generated from Integrated subscriptions. Integrated subscriptions are not tied to a single module on a monthly basis but instead allow customers to access a combination of modules, including newsfeed, during the subscription term, subject to contractual limits on the number of modules launched, active concurrently, and members targeted. The Company’s performance obligation for these subscriptions is to stand ready throughout the subscription period, and revenue is recognized at the Integrated subscription level rather than at the module level. Accordingly, module‑level demand indicators for the newsfeed module reflect customer usage patterns but do not provide a meaningful basis for disaggregating revenues by modules.

At this time, the Company does not anticipate providing module‑level disaggregated revenue information in its filings. If future changes to the Company’s contractual arrangements occur that require module-level revenue recognition, the Company will consider whether disclosure regarding disaggregated revenues by modules is warranted.

Form 10-Q for the Period Ended December 31, 2025
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business and Financial Metrics, page 33

5.In your February 5, 2026 earnings call, management spent time discussing some “short-term industry-wide policy headwinds” that are impacting client budgets and advertising booking rates for pharmaceutical companies. Management also indicated that higher AI infrastructure investment has impacted the results through the period ended December 31, 2025 and is expected to continue impacting future periods. Please show us how you intend to revise to address (and quantify where possible) any known material trends, demands, commitments, events or uncertainties that are reasonably likely to result in a material change to your liquidity or results from operations. Please refer to Item 303(c) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has considered the disclosure requirements of Item 303(c) of Regulation S-K, however, the discussion regarding policy headwinds in the February 5, 2026 earnings call did not result in a material change to our liquidity and results from operations for the three and nine months ended December 31, 2025, and was only intended to provide additional color to analysts and investors on industry dynamics due to uncertainty surrounding the Most Favored Nation (“MFN”) pricing negotiations between certain pharmaceutical companies and the federal government. As of February 5, 2026, sixteen out of the seventeen pharmaceutical companies that were issued letters requesting participation by the White House had signed MFN agreements and these negotiations had been resolved. The Company continues to monitor the industry uncertainties impacting our business and will include enhanced disclosures in our risk factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as appropriate.

In addition, the Company confirms that, beginning with its 2026 Form 10-K, it will provide enhanced disclosures regarding the impact of AI-related expenditures on cost of revenue and gross profit. The Company does not currently expect AI-related expenditures to have a material impact on its liquidity, as it has not invested in, and has no present plans to invest in proprietary AI infrastructure. However, the increased usage of the Company’s new AI product has resulted in higher generative AI platform and inference costs. During the three and nine months ended December 31, 2025, such expenditures were not material. As this is a new product in the early stages of adoption, we cannot determine when AI-related expenditures will become material. The Company will add more quantitative disclosures in the Results of Operations as these cost fluctuations become material. The following is an example of how the Company expects to provide this additional disclosure, which will be included in the Components of Results of Operations section of the 2026 10-K. For the Staff’s convenience, the enhanced disclosures in response to the Staff’s comment are provided in bold font below.

Cost of Revenue
Cost of revenue is primarily comprised of expenses related to cloud hosting, personnel-related expenses for our customer success team, costs for third-party platform access, information technology, software costs, including generative AI platform usage and inference costs, and other services used in connection with the delivery and support of our platform. Our cost of revenue also includes the amortization of internal-use software development costs, editorial and other content-related expenses, and allocated overhead. Cost of revenue is driven by the growth of our member network and utilization of our workflow tools. We intend to continue to invest additional resources in our cloud infrastructure, AI initiatives, and our customer support organizations to support the growth of our business.

Gross Profit and Gross Margin
Gross profit is total revenue less total cost of revenue. Gross margin is gross profit expressed as a percentage of total revenue. Gross profit and gross margin has been and will continue to be affected by a number of factors, including the timing of our acquisition of new customers and sales of additional solutions to existing customers, the timing and extent of our investments in our operations, cloud hosting costs, growth in our customer success team, AI and related efforts, and the timing of internal-use software development costs amortization. We expect our gross margin to remain relatively steady over the near term, although our quarterly gross margin is expected to fluctuate from period to period depending on the interplay of these and other factors.

If, in the future, the Company changes its plans to invest in proprietary AI infrastructure, it will evaluate the materiality of any such investments and update its disclosures as appropriate.

***
If you should have any questions or comments with respect to the foregoing, please contact the undersigned at ssitaram@doximity.com.

Sincerely,

/s/ Siddharth Sitaram
Siddharth Sitaram Chief Accounting Officer

cc:	Jeffrey Tangney, Chief Executive Officer of Doximity, Inc.
John Vaughan, General Counsel at Doximity, Inc.
Bradley Weber, Goodwin Procter LLP
Julia White, Goodwin Procter LLP

7